UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

2seventy bio, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

60 Binney Street
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02142
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or  the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) of 2seventy bio, Inc. (the “Company”) could not be filed within the prescribed time period due to the time and resources required for the Company to (i) negotiate the proposed acquisition of the Company pursuant to the Agreement and Plan of Merger by and among Bristol-Myers Squibb Company (“BMS”), Daybreak Merger Sub Inc. and the Company, dated as of March 10, 2025 (the “Proposed Acquisition”), and (ii) complete the Company’s 2024 financial statement close and related financial reporting process. The Company intends to file the Annual Report within the fifteen-day extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Victoria Eatwell	617	675-7270
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2seventy bio, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2025	By	/s/ Victoria Eatwell
Name: Victoria Eatwell
Title: Chief Financial Officer

Title